February 19, 1996

Mr. Neil L. Diver
1988 Jackson Street
San Francisco, CA  94109

Dear Neil:

This letter outlines changes based on our discussion of the February 15 Compensation Committee meeting regarding a compensation package for my new and additional responsibilities as Interim Chief Executive Officer.
I sincerely believe this package is balanced in the sense that is reasonable, fair to the company and me, and allows flexibility.

    Base salary of $150,000, retroactive to January 1, 1996. This would continue, except for normal base salary adjustment (and "normal" bonus opportunities), after the "new" CEO commences employment.

    An initial "interim" bonus opportunity of up to $50,000 for accomplishment of what I perceive to be the most significant objectives of my "interim" responsibilities (see attachment). This bonus would be payable July 15, 1996. The Board will give due consideration for substantial accomplishment for the majority of objectives listed. Please note that I believe at least a couple of the objectives have already been accomplished, as indicated.

    An additional bonus opportunity of up to $25,000 for meeting the Third Quarter AOP pre-tax earnings, adjusted for "one-time" expense adjustments (such as severance, bankruptcies, or other "non-operating" expenses). Additionally, consideration will be given for identification or implementation of additional savings or "incremental business" margin opportunities that occur in Q3 but may not be realized until subsequent periods. This bonus amount is payable October 15, 1996.

    20,000 Ameriwood Stock Appreciation Rights (SAR's) at the closing price on February 15, 1996 ($4.00), with ability to exercise commencing at any point beginning 90 days from the employment of a Chief Executive Officer and upon notification to the company, except in the event of termination, in which case I can exercise the rights immediately up until 90 days following termination.

    It is unlikely that I will be able to use all of this year's vacation before my anniversary date of June 7, 1996, after which it can't be "rolled over" into future anniversary years under our normal policy. I understand this year's unused vacation is approved for continuance or "rollover" into future anniversary years.

    Severance, while Interim CEO, if terminated, of a lump sum equal to six months base salary, payable on my last day of employment; coverage for six months of group health, medical, disability, and term life insurance for self and two children; $6,500 payment for outplacement assistance; the allowable 401-k and ESOP contributions under our plan document; payment for accrued (including the "rolled over" as noted above) vacat ion; and the ability to purchase my SERP at the then cash surrender value. However, the base salary (and group health, medical, disability, and term life insurance for self and two children noted above) portion will increase to twelve months, after ninety days of employment of a new CEO. This severance amount will remain at this level for one year, after which it will return to the six month amount.

    My existing agreements (such as the "Management Retention Agreement," Incentive Plans, Indemnification Agreements and others) will not be affected or superseded by any of the above.

I want you to know that I am genuinely excited and confident regarding the challenging months ahead as interim CEO. I assure you that I am positive and that you can count on my total effort and commitment during this important period. I also sincerely appreciate both your and the Board's confidence in me and the opportunities provided to me.

Respectfully,


/s/ Charles R. Foley
-------------------------------
Charles R. Foley
Interim Chief Executive Officer


/s/ Neil L. Diver                     February 22, 1996
-------------------------------       -----------------
Neil L. Diver, Chairman               Date